May 21, 2013

Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-06364

Dear Mr. Mew:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission  (the “Staff”) dated May 7, 2013, relating to the review of our Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis, page 16

Refer to Economic Earnings, a non-GAAP measure, to Income from Continuing Operations reconciliation on page 27

1. Please explain to us and disclose the nature and basis of the adjustment “unrealized loss on property, plant and equipment” in the non-GAAP reconciliation for 2012. Please also revise your definition of the non-GAAP measure to include this adjustment on page 25.

Management response:

The adjustment “unrealized loss on property, plant and equipment” in the non-GAAP reconciliation for 2012 on page 27 relates to an impairment charge of $2.4 million (pre-tax) recorded within the consolidated statement of income in accordance with FASB ASC Topic 360 - “Property, Plant and Equipment”, due to a reduction in the expected cash flows to be received from a solar generating facility as disclosed on page 58.

The definition of the non-GAAP measure on page 25 includes “(3) … transactions or contractual arrangements where the true economic impact will be realized in a future period.” We believe the adjustment, which was related to a reduction in the expected cash flows to be received, falls within this definition as the true economic impact of the arrangement will be realized in future periods as electricity is generated and the reduced cash flows are realized.

Beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2013, expected to be filed on or before August 9, 2013, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure on page 27 of Form 10-Q by including a footnote to the “unrealized loss on property, plant and equipment” caption on the non-GAAP reconciliation as follows:

(1) resulting from a $2.4 million impairment charge due to a reduction in the expected cash flows to be received from a solar generating facility, net of tax, determined using a combined statutory tax rate of 41% (see Note 1 to the condensed consolidated financial statements).

2. Please reconcile for us the amounts of unrealized loss on property, plant and equipment presented here on a consolidated and segment basis to the similar captioned amount of $3.5 million on the face of the consolidated cash flow statements on page 50. Please also clarify for us and in your disclosures if it is related to the $2.4 million impairment charge to property, plant and equipment as disclosed on page 58.

Management response:

The “unrealized loss on property, plant and equipment” of $3.5 million presented on the face of the statements of consolidated cash flows on page 50 includes a $1.1 million impairment charge related to certain natural gas wells as discussed on page 59 under the caption “Gas Exploration and Development” and a $2.4 million impairment charge related to a solar generating facility as discussed on page 58 under the caption “Impairment of Long-Lived Assets”. The $2.4 million impairment charge related to the solar generating facility is presented as an “unrealized loss on property, plant and equipment” in the non-GAAP reconciliation for 2012 on page 27 in the amount of $1.4 million which is net of tax. The tax of $1.0 million was determined using a combined statutory tax rate of 41%.

Beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2013, expected to be filed on or before August 9, 2013, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in Note 1 under the caption “Impairment of Long-Lived Assets” to include the following at the end of the paragraph as necessary:

The Company recorded an additional $1.1 million impairment charge during the year ended December 31, 2012 related to certain shallow wells in the Marcellus region as discussed under “Gas Exploration and Development”.

Liquidity and Capital Resources, page 39

3. Refer to the pension contribution in the second paragraph. Please tell us and disclose in more detail the reasons for large variations in the pension contribution from 2010 through 2012. We note you have $25 million and $8 million in pension contributions for 2010 and 2012, respectively, but you have no such contribution for 2011.

Management response:

The Company made pension contributions of $25.0 million in 2012 and $8.0 million in 2010. The Company did not make any pension contributions in 2011. The Company has included the following disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations under Critical Accounting Policies – Estimates and Assumptions, on page 21 of the 2012 Form 10-K:

Pension and Other Postretirement Benefit Costs – The cost of providing pension and other postretirement employee benefits are impacted by actual plan experience as well as assumptions of future experience.  Employee demographics, plan contributions, investment performance, and assumptions concerning mortality, return on plan assets, discount rates and health care cost trend rates all have a significant impact on determining our projected benefit obligations.  We evaluate these assumptions annually and adjust them accordingly.  These adjustments could result in significant changes to the net periodic benefit costs of providing such benefits and the related liabilities recognized by SJI.

The combination of slowing equity markets and lower discount rates in 2011, which were used in determining plan costs in 2012, increased the cost of providing such plans in 2012.  SJI took measures to manage this increase by making a $25.0 million pension plan contribution in January 2012; as such, the resulting financial impact on the company was not significant.  Discount rates continued to decline in 2012 and are the primary cost driver used in determining plan costs in 2013.  However, improvements in the equity markets during 2012 and a $12.7 million pension plan contribution in January 2013, are expected to offset the negative impact of declining discount rates.  As such, the resulting financial impact on the Company is not expected to be significant in 2013.

Additional information regarding investment returns and assumptions can be found in Pension and Other Postretirement Benefits in Note 12 to the consolidated financial statements.

Beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2013, expected to be filed on or before August 9, 2013, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in the Form 10-Q by adding the following to the second paragraph of the Liquidity and Capital Resources section on page 39 (additions are underlined):

Net cash provided by operating activities was also impacted by a $25.0 million pension contribution that occurred in 2012 and an $8.0 million contribution in 2010. There were no pension contributions made by the Company in 2011. The Company strives to keep its pension plans fully funded. When factors such as lesser than expected asset performance and declining discount rates negatively impact the funding status of the plans, the Company increases its contributions to supplant that funding shortfall. Improvements in the equity markets during 2010, partially offset by the negative effect of decreasing discount rates, resulted in no pension contribution in 2011. Slowing of the equity markets in 2011 combined with lower discount rates resulted in a significant increase in the pension contribution during 2012.

Notes to Consolidated Financial Statements, page 56

Note 3. Discontinued Operations and Affiliations, page 63

4. Refer to summarized financial information table for all Affiliates. Please provide income from continuing operations in the table in future filings. Refer to Rule 1-02 (bb) and Rule 4-08 (g) of Regulation S-X.

Management response:

The Company is not required to provide summarized financial information pursuant to Rule 4-08 (g) and Rule 10-01 of Regulation S-X on a quarterly basis but will provide the required disclosure when the applicable tests are met. Beginning with the Annual Report on Form 10-K for the year ending December 31, 2013, expected to be filed on or before March 3, 2014, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in the Form 10-K by providing income from continuing operations in the table in accordance with Rule 1-02 (bb) and Rule 4-08 (g) of Regulation S-X.

Note 7. Financial Instruments, page 67

Finance Obligation, page 67

5. We note you record separately the construction costs of a combined heat and power generating facility and the related construction loan of a 50% owned ACB joint venture as you are considered the owner of the facility. We also note that you accounted for the joint venture under the equity method of accounting. In that regard, explain to us and clarify in your disclosures exactly how you accounted for the venture in the financial statements and the accounting literature you relied upon to allow you to separately record these amounts under the equity method.

Management response:

During 2010, ACB Energy Partners LLC (ACB), a wholly-owned subsidiary of Energenic, an equity method investee in which the Company has a 50% equity interest, completed construction of a combined heat and power generating facility to serve, under an energy services agreement, a thermal plant owned by the Company. Construction period financing was provided by the Company.

The energy services agreement is considered a lease under the guidance in ASC 840-10 - ”Leases”. Specifically, the energy services agreement conveys to the Company the right to use the facility under ASC 840-10-15-6(c) because facts and circumstances indicate that it is remote that one or more parties other than the Company will take more than a minor amount of the output that will be produced or generated by the facility during the term of the arrangement, and the price that the Company will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.  Thus, upon completion of the construction and the commencement of operations, the Company is considered the lessee of the facility.

However, during the construction period, the Company was also considered the owner of the facility in accordance with ASC 840-40-15-5, which provides that a “lessee shall be considered the owner of an asset during the construction period, and thus subject to this Subtopic, if the lessee has substantially all of the construction period risks—effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins.” As substantially all of the costs of constructing the facility were funded by the construction period financing provided by the Company, once the Company concluded that the energy services agreement is a lease under the guidance in ASC 840-10, the Company also concluded that it was considered the owner of the facility for accounting purposes under the maximum guarantee test. Consequently, the facility was included in Property, Plant and Equipment on the consolidated financial statements of the Company during the construction period.

When an entity is considered the accounting owner during construction period, effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins. In accordance with ASC 360-20-15-2, the guidance in ASC 360-20 applies to all sales of real estate, including real estate with property improvements or integral equipment. The terms “property improvements” and “integral equipment” as they are used in this Subtopic refer to any physical structure or equipment attached to the real estate that cannot be removed and used separately without incurring significant cost. The combined total of both the cost to remove the facility plus the decrease in fair value exceeds 10 percent of the fair value of the facility. [As a result, the expected sale and leaseback of the facility is considered to be a transaction involving real estate and the transaction must be evaluated under the conditions set forth in ASC 840-40 for real estate sale-leaseback transactions.

During 2011, when construction of the asset was completed and ACB repaid the construction loan, a sale of the facility and subsequent leaseback by the Company was not considered consummated because of the Company’s continuing involvement in the facility in accordance with ASC 360-20-40-43 which states that “…if support is required or presumed to be required for an extended period of time, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement.”  Support is presumed to be required since the Company retains an interest in the facility through its equity interest in Energenic. Retaining an ownership interest in the buyer-lessor is a stated example of prohibited continuing involvement that precludes sale-leaseback accounting.  ASC 840-40-25-17 provides examples of prohibited continuing involvement, and states in part (emphasis added):

c. Any other provision or circumstance that allows the seller-lessee to participate in any future profits of the buyer-lessor or the appreciation of the leased property, for example, a situation in which the seller-lessee owns or has an option to acquire any interest in the buyer-lessor.

Consequently, the transaction is being accounted for as a financing arrangement.

In accordance with ASC 840-40-55-63, “if a sale-leaseback transaction is reported as a financing, lease payments, exclusive of an interest portion, decrease and collections on the buyer-lessor's note increase the seller-lessee's liability account with a portion of the lease payments being recognized under the interest method. The seller-lessee (the Company) reports the sales proceeds as a liability, continues to report the real estate or the real estate and equipment as an asset, and continues to depreciate the property.”

Accordingly, although the Company records the facility and a related financing obligation on its books, the Company does not consolidate ACB under the provisions in ASC 810-10, - “Consolidation”.  Rather, Energenic is the entity that has a controlling financial interest in ACB.  In our consolidation analysis we considered whether the Company would consolidate ACB under either the voting interest entity model or the variable interest entity model.

Energenic owns 100% of the equity interests in ACB, and accordingly would consolidate ACB under the voting interest entity model.  We also concluded that Energenic has a controlling financial interest under the variable interest entity model.  Although Marina purchases substantially all of the output of ACB, Marina does not have any dispatch rights nor any other direct voting and/or contractual rights that control the decision making of ACB.  Rather, Energenic, as the sole equity owner in ACB, has the exclusive authority to make all of the decisions associated with the economic performance of ACB.  As Energenic has both: (a) the power to direct the activities that most significantly impact the economic performance of ACB and (b) exposure to the economics of ACB through its equity interest, Energenic has both characteristics of a primary beneficiary.

In reaching this conclusion, we also gave consideration to the fact that Marina holds an equity interest in Energenic, which is jointly controlled by the Company and its joint venture partner.  Because the Company exercises significant influence over Energenic, it appropriately accounts for its investment in Energenic using the equity method of accounting.  While Marina’s significant influence over Energenic effectively provides Marina with the ability to indirectly share control over ACB with its joint venture partner in Energenic, it does not provide Marina with the ability to direct the activities of ACB that most significantly impact the economic performance of ACB.  However, given the related party nature of Energenic, Marina and its joint venture partner, we further considered the qualitative related party analysis in ASC 810-10-25-44 to determine whether it would be more appropriate for Marina to consolidate ACB, even though such analysis is not necessary as Energenic individually meets both criteria in ASC 810-10-25-38A.  Based on our analysis of the guidance in ASC 810-10-25-44, we concluded that Energenic is the entity within the related party group comprised of Energenic, Marina and its joint venture partner that is most closely associated with ACB, which reaffirms our conclusion.

Given the fact that Energenic consolidates ACB, and the Company appropriately accounts for its investment in Energenic using the equity method, the Company reflects its share of Energenic’s operations, which includes ACB, within the Company’s equity method investment in Energenic.

Beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2013, expected to be filed on or before August 9, 2013, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in the Form 10-Q by deleting the Finance Obligation paragraph on page 67 under Note 7 “Financial Instruments” and replacing it with the following paragraph (additions are underlined):

FINANCE OBLIGATION - During 2010, ACB Energy Partners LLC (ACB), a wholly-owned subsidiary of Energenic, of which Marina has a 50% equity interest, completed construction of a combined heat and power generating facility to serve, under an energy services agreement, a thermal plant owned by Marina. Construction period financing was provided by Marina. As substantially all of the costs of constructing the facility were funded by the financing provided by Marina, Marina was considered the owner of the facility for accounting purposes during the construction period. When an entity is considered the accounting owner during the construction period, a sale of the asset effectively occurs when construction of the asset is completed. However, due to its continuing involvement in the facility through its equity interest in Energenic, Marina continues to be considered the owner of the facility for accounting purposes under ASC Topic 360-“Property, Plant and Equipment”. As a result, the transaction is being accounted for as a financing arrangement under ASC Topic 840- “Leases” and therefore the Company has included $23.6 million and $23.5 million of costs to construct the facility within Nonutility Property, Plant and Equipment on the consolidated balance sheets as of December 31, 2012 and 2011, respectively. In addition, the Company included repayments from ACB to Marina on the construction loan within the Finance Obligation on the consolidated balance sheets. Marina does not have a fixed payment obligation to ACB; as a result, the Finance Obligation is classified as a noncurrent liability on the consolidated balance sheets. The costs to construct the facility and the repayments of the construction loan are amortized over the term of the energy services agreement. The impact on the consolidated statements of income is not significant. As a result, the Company recorded $21.6 million and $22.5 million, net of amortization, within Finance Obligation on the consolidated balance sheets at December 31, 2012 and 2011, respectively.

On behalf of South Jersey Industries, I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (609) 561-9000 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ David A. Kindlick

David A. Kindlick
Senior Vice President & Chief Financial Officer